Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
 CAI International, Inc.:

We consent to the incorporation by reference in the Registration Statement (No. 333-XXXXX) on Form S-8 of CAI International, Inc. of our reports dated March 13, 2017, with respect to the consolidated balance sheets of CAI International, Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the related financial statement schedule II, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the December 31, 2016 Annual Report on Form 10-K of CAI International, Inc.

/s/ KPMG LLP

San Francisco, California
August 1, 2017